UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION
           Washington, D.C.  20549
                 FORM 12b-25

         NOTIFICATION OF LATE FILING

(Check One)    X  Form 10-K __Form 20-F  __Form 11-K  __10-Q  __Form N-SAR
              ---
For Period Ended: December 31, 1998
                  -----------------
{  } Transition Report on Form 10-K
{  } Transition Report on Form-20-F
{  } Transition Report on Form 11-K
{  } Transition Report on Form 10-Q
{  } Transition Report on Form N-SAR

For the Transition Period Ended:_____________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information continued herein.
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If the notification relates to a portion of the filing checked above, indemnify the item (s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

SPG PROPERTIES, INC.
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Full Name of Registrant

_______________
Former Name if Applicable


15 West Washington Street
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Address of Principal Executive Office (Street and Number)


Indianapolis, Indiana 46236
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City, State and Zip Code


PART II - RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

     a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense

     b) The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c)   The accountant's statement or other exhibit required by Rule 12b-25
       (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion whereof, could not be
filed with the prescribed time period.   (Attach Extra Sheets if Needed)

     The Registrant was involved in a significant reverse merger which was consummated on September 24, 1998, which included the exchange of 100% of its common stock to Simon Property Group, Inc., with its former shareholders becoming shareholders in Simon Property Group, Inc. In addition, the reverse merger resulted in a significant reduction in the Registrant's ownership interest in its operating partnership. For these reasons, additional time is required for management to report accurate financial information.

PART IV - OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification

  Craig Forestal        317              685-7209
  --------------       ------        ---------------
  (Name)             (Area Code)     (Telephone Number)

2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports have filed? If answer is no identify report (s).

          _X_Yes              ___ No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          _____Yes            __X__No

                          SPG PROPERTIES, INC.
                -----------------------------------------
              (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 1999

By /s/  James R. Giuliano III
   ---------------------------
   James R. Giuliano III
   Co-Principal Financial Officer and Senior Vice President


INSTRUCTION:    The form may be singed by an executive officer of the
registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath
the signature.   If the statement is signed on behalf of the registrant
by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION
    Intentional misstatements or omissions of fact constitute Federal
                Criminal Violations (See 18 U.S. C. 1001)

                           GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with rule 0-3
  of the General Rules and Regulations under the Act.   The information
  contained in or filed with the form will be made a matter of public record in the commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.   ELECTRONIC FILERS.      This form shall not be used by electronic
  filers unable to timely file a report solely due to electronic
  difficulties.   Filers unable to submit a report within the time period
  prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or
  Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13 (b) of Regulation S-T (Section 232.12 (c) of this chapter).